GAMECORP INC. ACQUISITION

Toronto, December 2, 2005 – Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) (“Eiger”) wishes to inform its shareholders that it has entered into an agreement (the “GameCorp Agreement”) to acquire all of the issued and outstanding shares (the “GameCorp Shares”) of GameCorp Inc. (“GameCorp”).

GameCorp’s objective is to become a leading owner, investor and operator of gaming facilities in North America, through acquisition and development. GameCorp was incorporated in Canada in 2004 with a specific purpose of seeking casino investments.

Leading the management team for GameCorp is Edward M. Tracy, its Chairman & CEO. Mr. Tracy has had over twenty years of management and development experience in the gaming and hospitality industry. Since October 2000, Mr. Tracy has also been the CEO of the Tracy Group, a Casino Management and Development Company. The Tracy Group focuses on workout strategies, development of management and marketing strategies, and ground-up development for a variety of clients. The Tracy Group is currently engaged in several workout projects in New York as well as ground-up development in Pennsylvania. Prior to forming the Tracy Group, Mr. Tracy served as Chairman and CEO of Capital Gaming International, Inc., a multi-jurisdictional manager of Native American and Riverboat Casinos. Mr. Tracy also served as CEO of the Trump Organization, which organization includes casino, hotel and entertainment entities. During his tenure at the Trump Organization, Mr. Tracy was responsible for managing over 13,500 employees, 3,000 luxury rooms and 240,000 square feet of casino space, which produced annual revenues in excess of $1 billion. Prior to that, he served as Vice President and General Manager of the Sands Hotel and Casino in San Juan, Puerto Rico. Mr. Tracy is active in numerous civic and charitable organizations including serving as a member of the Board of Regents of The Catholic University of America and on the Board of Directors of Janus Jazz Aspen. Mr. Tracy has also been active in support of the Marine Corps Scholarship Foundation, the JFK Library Foundation, the RFK Memorial Fund and the Project Children Foundation, America-Ireland. Mr. Tracy holds a Key Employee Casino License with the State of New Jersey Casino Control Commission and has, in the past, held a Key Executive License with the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico. Additionally, the National Indian Gaming Commission and the state gaming regulatory agencies in Arizona, Oregon, and Washington license him.

Joining the GameCorp is James F. Ahearn, Senior Vice-President, Operations.
Mr. Ahearn is a veteran of over twenty five years with the Federal Bureau of Investigation, the last 17 years of which were in top executive capacities heading various field divisions throughout the United States. He was the recipient of numerous commendations and awards during his tenure, including selection by the Agency's Director as "Distinguished Executive of the Year" in 1992. Following early retirement from the Bureau in 1994, Mr. Ahearn entered the private sector by accepting a position as Chief Operating Officer for Capital Gaming International, Inc. Through this role, he restructured a newly acquired subsidiary specializing in Indian gaming, oversaw construction of several casinos on tribal lands in the Western United States and supervised the daily operations of all properties. After five years, Mr. Ahearn left to form a management consulting firm, Corporate Integrity Services, Inc., which performed a variety of services for the business community, particularly in gaming and related matters. He led teams of consultants in conducting operational reviews of casinos and other enterprises, evaluating the effectiveness of policies and procedures for internal control and security operations. In 2003, Mr. Ahearn established and acts as CEO of Worldwide Hospitality Management and Marketing, Inc., whose aim is to develop a series of fine dining clubs throughout China, with the attraction of Las Vegas style entertainment present in each venue. Mr. Ahearn is a graduate of St. John's University, Queens, N.Y. with a degree in Management/Marketing. He is also a graduate of the University of Nevada, Reno, Institute for the Study of Gambling and Commercial Gaming, a Masters level program in gaming and hospitality issues. Mr. Ahearn is a past Chairman of the FBI Citizens Academy Foundation.

GameCorp has entered into negotiations to acquire several gaming assets in a number of jurisdictions in the United States and Canada. The Company expects to conclude these negotiations in the next 60 to 90 days.

In exchange for the purchase of all of the GameCorp Shares, Eiger is to issue a total of 8,800,000 common shares to the present holders of the GameCorp Shares. A finder’s fee of 880,000 common shares is payable to finder upon closing of the acquisition of the GameCorp Shares. No other finder’s fees are payable in connection with this transaction.

The acquisition is subject to due diligence on the part of Eiger and also to approval from the TSX Exchange and other pertinent regulatory bodies.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Edward Tracy
Chairman and CEO
GameCorp Inc.
Telephone: (905) 773-1987, Ext. 226